Exhibit 99.1

Research Update:

Argentine Oil And Gas Company YPF S.A. Upgraded To ‘CCC+’ From ‘SD’ Following Debt Overhaul, Outlook Stable

March 1, 2021

Rating Action Overview
PRIMARY CREDIT ANALYST

•  On Feb. 26, 2021, Argentine oil and gas company YPF S.A. completed a debt exchange of a large portion of its foreign currency debt, extending debt maturities and reducing interest and debt payments through 2023.

•  On March 1, 2021, S&P Global Ratings raised its issuer credit ratings on YPF to ‘CCC+’ from ‘SD’ and the issue-level ratings to ‘CCC+’ from ‘CCC-’.

•  Argentina’s ‘CCC+’ transfer and convertibility assessment (T&C) limits the ratings, although we now assess YPF’s stand-alone credit profile (SACP) as ‘b-’.

•  The outlook is stable, reflecting more balanced cash flow and normalizing business conditions.

Diego H Ocampo Buenos Aires (54) 114-891-2116 diego.ocampo @spglobal.com SECONDARY CONTACT Luisa Vilhena Sao Paulo + 55 11 3039 9727 luisa.vilhena @spglobal.com

Rating Action Rationale

Post-debt exchange, YPF’s cost of debt has eased in 2021 and 2022, freeing up capital for the company to invest in production and recover volumes. Although we expect volumes to grow gradually, we think it will take YPF at least three years to return to pre-pandemic oil and gas production levels. Assuming international oil prices are hovering near US$50 per barrel (bbl) and prices for natural gas are below $3.5 per million British thermal units (MMBTUs), we think the company will struggle to generate free cash flow, even assuming domestic prices are fully pegged to import parity.

YPF has a challenging capital spending program in upcoming years that would keep leverage relatively high. The company’s capex guidance for 2021 is about $2.7 billion, and we expect it to stay between $2.3 billion and $2.5 billion afterward. However, we believe those levels are ambitious and could be sustained only if oil and gas prices are significantly higher than what we currently assume, with record export levels and/or asset sales.

In that context, YPF’s leverage is likely to remain at or slightly above 3x for the next two years and its financial flexibility will be pressured while the company adapts its investments or seeks additional capital resources.

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Research Update: Argentine Oil And Gas Company YPF S.A. Upgraded To ‘CCC+’ From ‘SD’ Following Debt Overhaul, Outlook Stable

In our opinion, upside potential to our base case could come from better international prices that the company could take advantage of by increasing exports or from a faster pick-up of the Argentine economy and overall fuel demand, and less so from lower operating costs because YPF already achieved significant cost reductions in 2020. Although we assume lower capital expenditures (capex) for 2021 than the company’s guidance, we believe the company would need to bridge a cash flow deficit, likely using domestic bond issuances or asset sales.

Our Base Case Scenario

Assumptions

•	Argentina’s real GDP to contract 11.7% in 2020 and grow 4.0% in 2021 and 3.0% in 2022.

•	Inflation of about 40% for the next three years.

•	A year-end exchange rate of ARS85 per $1 in 2020, ARS125 per $1 in 2021, and ARS135 per $1 in 2022.

•	Brent oil price of $50 per barrel of oil equivalent (boe) in 2021 and 2022 and $55/boe in 2023.

•	Gas price of $3.2/MMbtu for 2021 and increasing to $3.4/MMbtu in 2022 and 2023.

•	A 9% decrease in oil production for 2020 due to the pandemic, and an increase of 1% in 2021 and 3% in 2022.

•	A 15% drop in natural gas production for 2020, and a rise of 1% in 2021 and 4% in 2022.

•	Operating costs (lifting, royalties, transportation, and other production costs) of $23.4/Boe in 2021, $24.1/boe in 2022, and $25.4/boe in 2023.

•	Capex of about $2.3 billion for 2021 and 2022 potentially increasing to $2.5 billion in 2023.

Key metrics

•	Debt to EBITDA above 3x in 2021 and hovering around 3x in 2022 and 2023.

•	Funds from operations (FFO) to debt gradually increasing from about 20% in 2021 to about 30% in 2023.

Liquidity

We view YPF’s liquidity as less than adequate because we expect sources to barely cover uses under a zero rollover assumption. YPF has an intense use of short-term trade financing lines with local banks that we expect to be almost entirely renewed, but we don’t include this in our liquidity test.

In our view, YPF would be able to absorb high-impact, low-probability events with limited need for refinancing, which the company could attain because it has some flexibility to postpone capex. Furthermore, YPF has solid standing in credit markets and relationships with banks, thanks to its record of honoring financial commitments even during scenarios of sovereign credit stress. We estimate cash sources and uses for the next 12 months below:

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Research Update: Argentine Oil And Gas Company YPF S.A. Upgraded To ‘CCC+’ From ‘SD’ Following Debt Overhaul, Outlook Stable

Principal liquidity sources

•	Cash and liquid investments of about ARS76.4 billion as of Sept. 30, 2020; and

•	Forecasted FFO of about ARS163 billion.

Principal liquidity uses

•	Estimated debt maturities of ARS87 billion according to pro forma debt structure;

•	Working capital outflows of about ARS25 billion; and

•	Capex of about ARS210 billion.

Outlook

The stable outlook reflects the more balanced cash flow dynamics due to rising oil prices; lower interest payments in the next two years, and some flexibility we expect in its investment program to minimize cash flow deficits. Despite those factors and the eased short-term debt payments after the debt exchange, we continue to cap the ratings on YPF by our ‘CCC+’ T&C assessment on Argentina.

Downside scenario

Argentina’s fragile economy may curb demand for YPF’s products and make it more difficult to pass through international price increases to domestic prices, which could erode internal cash flow generation. In addition, and because YPF needs to keep investing heavily amid funding scarcity, the company may have less short-term financial flexibility. We could downgrade the company if cash flow deficits or weaker market access threaten financial flexibility.

We could also lower the ratings if T&C restrictions are prolonged or exacerbate, impeding the company from servicing future debt or interest payments.

Upside scenario

A rating upside would require an improvement of T&C risks, assuming YPF’s financial flexibility remains balanced and its cash flow and leverage patterns don’t weaken.

Ratings Score Snapshot

Issuer Credit Rating: CCC+/Stable/—

Business risk: Vulnerable

Country risk: Very high

Industry risk: Moderately high

Competitive position: Fair

Financial risk: Aggressive

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Research Update: Argentine Oil And Gas Company YPF S.A. Upgraded To ‘CCC+’ From ‘SD’ Following Debt Overhaul, Outlook Stable

Cash flow/leverage: Aggressive

Anchor: b

Modifiers

•	Diversification/portfolio effect: Neutral (no impact)

•	Capital structure: Neutral (no impact)

•	Financial policy: Neutral (no impact)

•	Liquidity: Less than adequate (no impact)

•	Management and governance: Fair (no impact)

•	Comparable rating analysis: Negative (-1)

Stand-alone credit profile : b-

Group credit profile: b-

Entity status within group: Core

Related government rating: CCC+

Likelihood of government support: Moderately high

Rating above the sovereign: (no impact)

Related Criteria

•	General Criteria: Group Rating Methodology, July 1, 2019

•	Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019

•	Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018

•	General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

•	Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

•	Criteria | Corporates | Industrials: Key Credit Factors For The Oil Refining And Marketing Industry, March 27, 2014

•	General Criteria: Ratings Above The Sovereign—Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013

•	General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

•	Criteria | Corporates | General: Corporate Methodology, Nov. 19, 2013

•	General Criteria: Methodology: Industry Risk, Nov. 19, 2013

•	General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities, Nov. 13, 2012

•	General Criteria: Criteria For Assigning ‘CCC+’, ‘CCC’, ‘CCC-’, And ‘CC’ Ratings, Oct. 1, 2012

•	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

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Research Update: Argentine Oil And Gas Company YPF S.A. Upgraded To ‘CCC+’ From ‘SD’ Following Debt Overhaul, Outlook Stable

•	General Criteria: Stand-Alone Credit Profiles: One Component Of A Rating, Oct. 1, 2010

Ratings List

Upgraded; CreditWatch/Outlook Action
	To	From
YPF S.A.
Issuer Credit Rating	CCC+/Stable/—	SD/—/—
Upgraded
	To	From
YPF S.A.
Senior Unsecured	CCC+	CCC-

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings’ public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

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Research Update: Argentine Oil And Gas Company YPF S.A. Upgraded To ‘CCC+’ From ‘SD’ Following Debt Overhaul, Outlook Stable

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